Giovanni Caruso Partner 345 Park Avenue	Direct Main Fax	212.407.4866 212.407.4000 212.937.3943
New York, NY 10154	gcaruso@loeb.com

VIA EDGAR

January 16, 2025

Division of Corporation Finance
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Stacie Gorman
Dorrie Yale Peter McPhun Kristina Marrone

Re:	NewHold Investment Corp. III Registration Statement on Form S-1 Filed January 2, 2025 File No. 333-284114

Dear Ms. Gorman:

On behalf of our client, NewHold Investment Corp. III, a Cayman Islands exempted company (the “Company”), we hereby respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Registration Statement on Form S-1 submitted on January 2, 2025 (the “Registration Statement”) contained in the Staff’s letter dated January 13, 2025 (the “Comment Letter”). Concurrently with the submission of this letter, the Company is publicly filing an amendment to the Registration Statement (the “Amended Registration Statement”) via EDGAR for review in accordance with the procedures of the Securities and Exchange Commission.

In order to facilitate the review by the Staff of the Amended Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Comment Letter.

Registration Statement on Form S-1 Cover Page

1.	We note your revised disclosures in response to prior comment 2. However, as previously stated, please also revise to address any conflicts of interest that may arise from such ownership of indirect interests in the founders' shares.

Response: The Company has revised the disclosure on the cover page of the Form S-1 in accordance with the Staff’s comment.

Summary

Sponsor Information, page 15

2.	We note your revised disclosures here, and elsewhere in your prospectus, that the lock-up provisions will expire if the price of the class A ordinary shares meet a specified threshold for any 20 trading days within a trading period that commences at least 30 days after your initial business combination. However, we note that Section 8 of your letter agreement filed as Exhibit 10.1 refers to the period beginning 150 days after the initial business combination. Please revise to ensure your disclosures throughout are consistent.

Response: The Company has revised Section 8 of Exhibit 10.1 to make it consistent with the disclosure in the Amended Registration Statement.

Exhibits

3.	Please request Cayman counsel to revise its opinion in Exhibit 5.2 to remove inappropriate assumptions, or advise. In this regard, for example, we note paragraphs 7, 11, 12, and 13 of Schedule 2. It is not appropriate for a counsel to include in its opinion assumptions that assume any of the material facts underlying the opinion. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

Response: The Company’s Cayman counsel, Ogier (Cayman) LLP, has revised its opinion in Exhibit 5.2 to remove paragraphs 7, 11, 12, and 13 in accordance with the Staff’s comments.

Please do not hesitate to contact Giovanni Caruso of Loeb & Loeb LLP at (212) 407-4866 with any questions or comments regarding this letter.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner

cc:	Kevin Charlton